SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 20, 2006

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a press release dated November 20, 2006 in connection with the release of the Company’s annual results for the year ended August 31, 2006.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name: Title:	Lai Ni Quiaque Chief Financial Officer

Dated: November 20, 2006

For immediate release

City Telecom Announces 2006 Annual Results

•	Net loss narrowed to HK$92.2 million in FY06 from HK$213.3 million in FY05

•	EBITDA improved to HK$245.2 million in FY06 from HK$58.6 million in FY05, with rising EBITDA margin trend of 18.4% in 1H FY06 to 23.9% in 2H FY06

•	Successfully shifted focus from subscriber to revenue market share resulting in Fixed Telecom Network Services turnover increasing by 22.6% to HK$741.3 million

(Hong Kong, 20 November 2006) City Telecom (HK) Limited (“CTI”) today announced a large reduction of net loss to HK$92.2 million in its 2006 annual results compared with a loss of HK$213.3 million the previous year, driven by the healthy growth in fixed telecom network services (“FTNS”).

“We are encouraged by our FY06 achievements. We saw a strong positive network effect driving a rapidly growing pool of word-of-mouth referrals that is now a major source of new acquisitions of our services. We made significant progress in our drive for customer service excellence, and was recognized as an industry leader with the conferring of several service awards. These factors contributed to the strong growth of our FTNS turnover, thereby strengthening our position in this competitive market,” said Ricky Wong, chairman of CTI.

For the 12 months to 31 August 2006, our total turnover increased by 2% to HK$1,159.6 million with strong growth in FTNS by 22.6% to HK$741.3 million more than compensating the 21.5% decrease in International Telecommunications Services business (“IDD”) to HK$418.3 million. FTNS now contributes 63.9% of our total revenue.

Our EBITDA improved from HK$58.6 million, 5.1% margin to HK$245.2 million, 21.1% margin, respectively for FY05 and FY06. Throughout the second half of 2006, CTI recorded significant improvements in its EBITDA margin, with 23.9% in the second half, compared to 18.4% in the previous six months.

During the year, the company initiated a major operational efficiency plan, empowering department heads to re-engineer their whole work processes. As a result,

total cash operating costs fell by HK$166.0 million or 15.3% to HK$918.8 million. The majority of the cost savings came from reduced “General and Administration” and “Advertising and Promotion” expenses.

“During the year, we successfully shifted our strategic focus from subscriber to revenue market share. With the impact of this transition, our subscription base slightly fell, yet the revenue is driven up, enabling a healthy transformation of our business,” Mr. Wong said.

Due to the focus on revenue market share, our total FTNS subscription base, including all registered paid and free, on-net and off-net subscriptions, decreased by 2.8% to 616,000 as of 31 August 2006. Despite this, FTNS turnover increased healthily as we proactively raised our tariff across our service offerings and increased value added services to drive up revenue yields. CTI is now offering Hong Kong’s most comprehensive suite of broadband services with bb10, bb25, bb100 and bb1000. This network strength, combined with our significant progress in customer service excellence, has reduced both retention and acquisition costs.

“High bandwidth applications and software, such as Video Blog and Video Emails, are emerging around the world. Users are no longer satisfied with broadband service supported by legacy Asymmetric Digital Subscriber Line (ADSL) and are turning to our ultra high speed symmetric broadband services. This trend places CTI’s Metro Ethernet investment at a competitive advantage over legacy carriers. We remain committed to expanding our Metro Ethernet reach from 1.3 million to 1.8 million homes pass (approximately 80% of total homes stock), with our FY06 capex-to-sales ratio of 27.9% being amongst the highest in the industry,” said Mr. Wong.

The structural decay in IDD continues unabated. Our IDD tariff volume fell from 947.1 million minutes in FY05 to 788.0 million minutes in FY06. Part of our IDD volume reduction is due to our own proactive efforts to churn customers from IDD services to our higher margin FTNS international Voice-Over-IP (VOIP) service, branded as “2b”. Whereas we consider IDD to be a sunset industry, we believe VOIP is the future.

“The Company is confident to the years ahead and will continue to strive for higher operation efficiency, revenue market share and premium branding. We stand more committed than ever, to contribute to the Hong Kong telecom industry, and to the Hong Kong society,” Mr. Wong concluded.

-End-

About City Telecom / Hong Kong Broadband Network

Established in 1992, City Telecom (H.K.) Limited (SEHK : 1137, NASDAQ : CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its Metro Ethernet from 1.3 mn to 1.8 mn homes pass, reaching 80% of Hong Kong’s total population. HKBN has achieved an aggregate Voice, Broadband (symmetric 1000Mbps, 100Mbps, 25Mbps and 10Mbps), IP-TV and corporate data services base in excess of 600,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk

For enquiries, please contact :

Corporate Communications	Investor Relations
Jessie Cheng	Peggy Chan
Tel: (852) 3145 4118	Tel: (852) 3145 6068
Fax: (852) 2199 8372	Fax: (852) 2199 8655
Email: chengcm@ctihk.com	Email: ir@ctihk.com